Exhibit 1

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Placement of additional issue of INTER RAO UES’ shares

Moscow, November 07, 2012 - Open Joint Stock Company “INTER RAO UES” (“INTER RAO UES”, “Company”, ticker on MICEX-RTS, LSE (Reg. S): IRAO; on LSE (Rule 144 A): IRAA), the largest diversified utilities holding in Russia, announces that on November 06, 2012 INTER RAO UES has completed placement of additional issue of its shares through:

1.   Conversion of ordinary registered uncertified shares of JSC “Bashenergoaktiv” into no more than 628 538 084 315 ordinary registered uncertified shares of the Company during the accession process. The additional share issuance has a state registration number 1-03-33498-E-007D.

2.   Conversion of preferred registered uncertified shares of JSC “Bashenergoaktiv” into no more than 22 933 372 217 ordinary registered uncertified shares of the Company during the accession process. The additional share issuance has a state registration number 1-03-33498-E-008D.

The amount of shares subject for placement may be corrected due to provision of information by the nominee holders.

On April 26, 2012 the Extraordinary General Meeting of Shareholders of INTER RAO UES has approved an increase of the Company’s authorized share capital by placing additional ordinary registered uncertified shares in the amount of 7,958,113,845,013 shares with a par value of  0.02809767 RUB.

The foregoing information is disclosed in compliance with the Securities Act of the Russian Federation.

For further information, please contact INTER RAO UES:

Irina Makarenko	Head of Investor Relations	+7 495 967-05-27 (ext. 2008) makarenko_ia@interrao.ru

Anton Nazarov	Head of Public Relations	+7 495 967-05-27 (ext. 2208) nazarov_aa@interrao.ru

Svetlana Chuchaeva	Head of Corporate Relations	+7 495 967-05-27 (ext.2081) chuchaeva_sy@interrao.ru

INTER RAO UES is a diversified utilities holding headquartered in Moscow and managing assets in different countries. The company produces and sells electric energy and heat, trades energy on the international market, and engineers, designs and builds generating assets. INTER RAO UES Group owns and operates approximately 32,000 MW of installed power generating capacity. INTER RAO UES corporate strategy is focused on making the company a global energy enterprise and a key player in the international energy market.

For further information see www.interrao.ru